UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.11)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Cruzan International, Inc.

(Name of Issuer)

Common Stock, $.01 Par Value

(Title of Class of Securities)

889050 10 0

(CUSIP Number)

Michael E. Carballo

Angostura Limited

Corner Eastern Main Road & Trinity Avenue

Laventille, Trinidad & Tobago

(868) 623-2101

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 2, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.889050 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Angostura Limited
N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
N/A

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
N/A

6.	Citizenship or Place of Organization Trinidad & Tobago

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,294,583

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 4,294,583

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,294,583

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 67.75%

14.	Type of Reporting Person (See Instructions) CO

This Amendment No. 11 to Schedule 13D relates to the shares of common stock (the “Shares”) of Cruzan International, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 222 Lakeview Avenue, Suite 1500, West Palm Beach, Florida 33401.  This Amendment No. 11 amends and supplements the Schedule 13D initially filed by Angostura Limited (“Angostura”) on July 3, 1999.  The items of the Schedule 13D are further amended and supplemented as set forth below.

Item 4.	Purpose of Transaction

(a), (b)  On June 2, 2005, Angostura entered into a Stock Purchase Agreement, effective as of June 3, 2005, to sell all 4,294,583 Shares it beneficially owns (currently representing 67.75% of the Issuer’s outstanding common stock) to V&S Vin & Sprit AB (“V&S”) upon the terms and subject to the conditions set forth in the Stock Purchase Agreement, at a sale price of $28.37 per Share.

Under the Stock Purchase Agreement, V&S has the right to assign its rights but not its obligations under the Stock Purchase Agreement to Absolut Spirits Company, Inc. or any other wholly-owned subsidiary of V&S at any time.

The proceeds are expected to be used to seek strategic opportunities for Angostura to enhance its premium brand portfolio and worldwide distribution capabilities.

The Stock Purchase Agreement is subject to normal closing conditions including, but not limited to, (a) V&S having completed its review of, and its other due diligence investigations with respect to, the business, operations, results of operations, assets, properties, prospects and condition (financial and otherwise) of the Issuer and not having identified any matter or matters that, individually or in the aggregate, could reasonably be considered to have had, or could reasonably be expected to have, a material adverse effect on the business, operations, results of operations, assets, properties, prospects or condition (financial or otherwise) of the Issuer, (b) approval by the Issuer’s board of directors of the consummation of the transactions contemplated by the Stock Purchase Agreement, (c) receipt by Angostura of any required material consents, approvals and waivers, including any required consent of the Issuer’s lenders to a change of control of the Issuer required pursuant to the Issuer’s Amended and Restated Credit Agreement dated October 19, 2001, as amended, and (d) the expiration or termination of any applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any other applicable antitrust or trade regulation law or regulation, and the receipt of any required governmental authorization or approval.

The sale is expected to close on or before September 30, 2005.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In addition to the Stock Purchase Agreement described in the response to Item 4 above, on June 2, 2005, Angostura entered into an agreement whereby, in recognition of the services of Jay Maltby, Ezra Shashoua and Tom Valdes, as well as other members of the Issuer’s management (such other members to be determined in the absolute discretion of Messrs. Maltby, Valdes and Shashoua), Angostura or an affiliate of Angostura committed to pay the above-mentioned individuals a total of nine million dollars ($9,000,000) without set-off or withholding of any kind if the Stock Purchase Agreement is consummated and upon receipt of the purchase price from V&S.  This payment is a bonus payable by Seller and not by the Issuer (and conveys no obligation to the Issuer to make such payment).

Item 7.	Material to Be Filed as Exhibits
Exhibit A. Stock Purchase Agreement, effective as of June 3, 2005, between V&S Vin & Sprit AB and Angostura Limited.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 6, 2005
ANGOSTURA LIMITED

	By:	/s/ Michael E. Carballo
Name: Michael E. Carballo
Title: Group Company Secretary and Treasurer

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT (this “Agreement”) is effective as of June 3, 2005, between V&S VIN & SPRIT AB (publ), a company incorporated in Sweden (the “Buyer”), and Angostura Limited, a limited company incorporated in Trinidad & Tobago (the “Seller”).  The Buyer and the Seller are sometimes referred to in this Agreement collectively as the “parties.”

WHEREAS, the Seller is the record and beneficial owner of 4,294,583 shares (the “Shares”) of common stock, par value $.01 per share (the “Common Stock”), of Cruzan International, Inc. (formerly known as “Todhunter International, Inc.”) (the “Company”);

WHEREAS, the Company is engaged in the business of distilling citrus juice by-products and molasses to make brandies, rums, wines and other spirits for sale to liquor makers as bulk alcohol as well as bottling beverages under contract, producing and importing spirits and manufacturing cooking wine, industrial alcohol, vinegar and an alcohol by-product for animal feed (the “Business”); and

WHEREAS, subject to the terms and conditions specified herein, the Seller wishes to sell to the Buyer, and the Buyer wishes to purchase from the Seller, the Shares.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants contained in this Agreement, the parties agree as follows:

1.                                       Purchase and Sale of Shares.  Upon the terms and subject to the conditions set forth in this Agreement, the Seller agrees to sell to the Buyer, and the Buyer agrees to purchase from the Seller, the Shares.  The aggregate consideration for the Shares shall consist of One Hundred Twenty-One Million Eight Hundred Thirty-Seven Thousand Three Hundred Twenty United States Dollars ($121,837,320) (the “Consideration”).

2.                                       Closing; Deliveries.  The closing of the purchase and sale of the Shares (the “Closing”) shall occur at the offices of McDermott Will & Emery LLP, or such other location as the parties hereto may mutually agree, as promptly as practicable following satisfaction or waiver of the conditions to Closing set forth in Section 6 hereof, but in no event later than five (5) Business Days after the date on which the last of such conditions is satisfied or waived.

At the Closing,

(i)                                     the Seller shall deliver to the Buyer the stock certificates evidencing the Shares, duly executed or accompanied by stock power(s) duly endorsed in blank and shall cause any non-certificated Shares that are held in the Seller’s accounts to be transferred by book entry to the account of the Buyer; and

(ii)                                  the Buyer shall pay to the Seller the Consideration by wire transfer in immediately available funds to an account or accounts designated at least two (2) Business Days prior to the Closing Date by the Seller in writing to the Buyer.

The date on which the Closing occurs is hereinafter referred to as the “Closing Date.”

3.                                       Representations and Warranties of the Buyer.  The Buyer hereby represents and warrants to the Seller as of the date hereof and as of the Closing Date as follows:

3.1                                 Organization and Qualification.  The Buyer is a company duly organized and validly existing under the laws of Sweden, is not the subject of any bankruptcy or insolvency proceedings and has all requisite corporate power and authority to enter into and to carry out and perform its obligations under this Agreement.

3.2                                 Due Execution, Delivery and Performance of Agreement.  The execution and delivery of this Agreement have been duly authorized by all necessary corporate action on the part of the Buyer.  Subject to approval of the Buyer’s Board of Directors prior to Closing, the performance of the Buyer’s obligations under this Agreement has been duly authorized by all necessary corporate action on the part of the Buyer.  This Agreement has been duly executed and delivered by the Buyer and constitutes the valid and binding obligation of the Buyer, enforceable against it in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws and equitable principles relating to or limiting creditors’ rights generally.

3.3                                 Governmental Consent.  Except as set forth in Schedule 3.3 hereto or as required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and other foreign antitrust laws as may be applicable or, in the opinion of the Buyer, in its sole discretion, desirable, no consent, approval, authorization, permit, waiver or license of or from, notification to, or declaration or filing with, any United States federal, state, local, municipal, foreign or other governmental body or authority (“Governmental Body”), is required for the execution and delivery by Buyer of this Agreement or the consummation by the Buyer of the transactions contemplated hereby.

3.4                                 Finders’ Fees.  Except for Lazard Ltd., there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Buyer who might be entitled to any fee or commission upon consummation of the transactions contemplated by this Agreement (excluding any related financing transactions).

4.                                       Representations and Warranties of the Seller.  The Seller hereby represents and warrants to the Buyer as of the date hereof and as of the Closing Date as follows:

4.1                                 Organization and Qualification.  The Seller is duly organized and validly existing under the laws of Trinidad & Tobago and is not the subject of any bankruptcy or insolvency proceedings.  The Seller has all requisite corporate power and authority to enter into and to carry out and perform its obligations under this Agreement.

4.2                                 Due Execution, Delivery and Performance of Agreement; No Conflict.

4.2.1                        The execution and delivery of this Agreement have been duly authorized by all necessary corporate action on the part of the Seller.  The performance of the Seller’s obligations under this Agreement has been duly authorized by all necessary corporate action on the part of the Seller.  This Agreement has been duly executed and delivered by the Seller and constitutes the valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws and equitable principles relating to or limiting creditors’ rights generally.

4.2.2                        The execution, delivery and, subject to obtaining the consents set forth in Schedule 4.3 hereto, the performance by the Seller of this Agreement and the consummation of the transactions contemplated hereby, will not (i) modify, breach or constitute grounds for the occurrence or declaration of a default under or give rise to a right to terminate any agreement, license, indenture, undertaking or other instrument to which the Seller or, to the knowledge of the Seller, the Company is a party or by which the Seller or, to the knowledge of the Seller, the Company or any of their respective assets may be bound or affected, (ii) violate any provision of law or any regulation or any order, judgment or decree of any court or other agency of government to which the Seller or, to the knowledge of the Seller, the Company is subject, (iii) violate any provision of the organizational or government documents of the Seller, or to the knowledge of the Seller, the Company or (iv) result in the creation or imposition of (or the obligation to create or impose) any Encumbrance (as defined below) on any of the Shares.

For purposes of this Agreement, “to the knowledge of the Seller” means to the actual knowledge of either of Lawrence A. Duprey or Michael E. Carballo without any obligation on any such individual’s part to investigate any such matters.

4.3                                 Governmental Consent.  Except as set forth in Schedule 4.3 hereto or as required by the HSR Act and other foreign antitrust laws as may be applicable or, in the opinion of the Seller, in its sole discretion, desirable, no consent, approval, authorization, permit, waiver or license of or from, notification to, or declaration or filing with, any Governmental Body or any alcoholic beverage authority in any jurisdiction in which the Seller or the Company is licensed to sell or distribute alcoholic beverages, or in which the Seller or the Company is seeking a license at the time this Agreement is executed (“Beverage Authority”), is required for the execution and delivery by Seller of this Agreement, the consummation by Seller of the transactions contemplated hereby or any change in control of the Company resulting from the transactions contemplated hereby.

4.4                                 Ownership of Shares.  The Seller is the sole record and beneficial owner of the Shares, free and clear of any mortgage, security interest, pledge, hypothecation, assignment, deposit arrangement, lien, charge, preference, priority or other security agreement, option, warrant, attachment, right of first refusal, preemptive right, conversion, put, call or other claim or right, restriction on transfer, or preferential arrangement of any kind or nature whatsoever (collectively, “Encumbrances”).  At the Closing, the Seller will deliver to the Buyer valid, good and transferable title to the Shares being sold to the Buyer, free and clear of all Encumbrances.  None of the Shares being sold by the Seller to the Buyer hereunder is subject to any voting agreement or other contract, agreement, arrangement, commitment or understanding restricting the voting, dividend rights, transfer or other disposition of such Shares.

4.5                                 Finders’ Fees.  There is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Seller, or to the knowledge of the Seller, the Company, who might be entitled to any fee or commission upon consummation of the transactions contemplated by this Agreement.

4.6                                 Certain Representations Relating to the Company.  To the knowledge of the Seller:

(a)                                  the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2004, the Company’s Proxy Statement in respect of the Annual Meeting of Shareholders held on March 15, 2005 and the Company’s Quarterly Report on Form 10-Q for the quarters ended December 31, 2004 and March 31, 2005, each as filed with the United States Securities and Exchange Commission (“SEC”) (including the financial statements included or incorporated therein) (the “Company Reports”), complied in all material respects with the applicable requirements of the U.S. securities laws and all applicable accounting standards and did not at the time they were filed (or if amended or superseded by a filing with the SEC prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading;

(b)                                 the financial statements included or incorporated in the Company Reports fairly present, in all materials respects, the consolidated financial position and results of operations of the Company and its subsidiaries as of their respective dates in accordance with U.S. generally accepted accounting principles consistently applied during the periods involved (except as may be noted therein).

(c)                                  since September 30, 2004, except as disclosed in the Company Reports, (i) the Company has conducted its business in the ordinary course and has not engaged in any material transaction other than in the ordinary course, and (ii) the Company has not suffered a material adverse change in its assets, properties, operations, business, condition (financial or otherwise), results of operations or prospects, taken as a consolidated whole;  and

(d)                                 since September 30, 2004, the Company’s principal executive officer and its principal financial officer have confirmed, based on their most recent evaluation, to the Company’s auditors and the audit committee of the Company’s Board of Directors that: (i) there are no significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) there has been no fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.  The Company has established and maintains disclosure controls and procedures (as such term in defined in Rule 13a-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)); such disclosure controls and procedures are designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to the Company’s principal executive officer and principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared; and such disclosure controls and procedures are effective in timely alerting the Company’s principal executive officer and principal financial officer to material information required to be included in the Company’s periodic reports required under the Exchange Act.

4.7                                 Related Party Transactions; Indebtedness.

4.7.1                        There are no material agreements, arrangements or understandings between the Company or any person or entity controlled by, controlling or under common control (such person being an “Affiliate”) with the Company, on the one hand, and the Seller or any Affiliate of the Seller, on the other hand, including, without limitation, any material agreements, arrangements or understandings relating to Indebtedness (as defined below) of any such person or entity.

For purposes of this Agreement, the term “Indebtedness” means with respect to any person (a) all indebtedness of such person for borrowed money or for the deferred purchase price of property or services, (b) any other indebtedness of such person which is evidenced by a note, bond, debenture, letter of credit or similar instrument, (c) all obligations of such person in respect of reimbursement obligations under letters of credit, and (d) all obligations of such person with respect to guarantees.

4.7.2                        As of the date hereof, the total amount of Indebtedness owed by the Seller or any of its Affiliates to the Company or any of its Affiliates does not exceed $1,000,000.

5.                                       Covenants.

5.1                                 Access.  Prior to the Closing, the Seller shall use its commercially reasonable efforts to cause the Company to permit the Buyer and its representatives to have access, during normal business hours and upon reasonable advance notice, to the books, records and properties of the Company, and to cause the Company to furnish to the Buyer any non-public financial and operating data and other information that is available with respect to the Company and its assets and properties as the Buyer shall from time to time reasonably request.  The Buyer shall use its commercially reasonable efforts to commence its review of such materials as soon as practicable following receipt thereof and shall complete such review within thirty (30) days from the date of receipt.  If for any reason whatsoever the transactions contemplated by this Agreement are not consummated, the Buyer shall promptly return to the Seller (or at the direction of the Seller, to the Company) all books, records and any such non-public financial or operating data or other information furnished by the Seller or the Company or their respective representatives.

5.2                                 Confidentiality.  The parties recognize and acknowledge that the transactions contemplated by this Agreement may involve disclosure and communication by one of the parties (the “Disclosing Party”) to the other party (the “Recipient”) of “Information” as defined below.

For purposes of this Agreement, the term “Information” shall mean (i) this Agreement and its terms and any subsequent agreements hereto; (ii) any information concerning a party hereto or its Affiliates or the Company, including, without limitation, financial data, business plans, customer or consumer information, technical information, recipes, agreements, trade secrets, results of market research or any other data, in either oral, written, digital or other form, and all information derived therefrom including, without limitation, summaries, analyses, extracts, digests, notes and other documents reflecting such information, or any conversations with the Disclosing Party describing or relating thereto.

The term Information does not include information which (i) is already in the Recipient’s possession and is not otherwise the subject of a confidentiality agreement with the Disclosing Party or becomes available to the Recipient on a non-confidential basis from a source not subject to a confidentiality agreement with, or other obligation of secrecy to, the Disclosing Party or (ii) becomes generally available to the public other than an as a result of disclosure by the Recipient or its lawyers, consultants or representatives, or (iii) is developed by the Recipient independent of the Information of the other party.

Each party will hold all Information disclosed or communicated to it by the other party in strict confidence and will not disclose or communicate any such Information to any other person or to any Governmental Body or regulatory authority, including, without limitation, any Beverage Authority, except to the extent required by applicable law.

5.3                                 Disclosure.  Notwithstanding anything in this Agreement to the contrary, the Buyer and the Seller hereby agree that, except as may be required to comply with the requirements of any applicable laws and the rules and regulations of the stock exchange upon which the securities of the Company or the parent of the Seller are listed, no press release or announcement or communication of any kind shall be made by either party prior to Closing concerning the execution, performance or terms of this Agreement unless mutually agreed upon in advance by the Buyer and the Seller.

5.4                                 Standstill.  Without the prior written consent of the Buyer, from the date of this Agreement until the fifth anniversary of the date of this Agreement, the Seller agrees not to, in any manner, (a) effect or seek, offer or propose to effect (whether publicly or otherwise), (i) any acquisition of any securities (or beneficial ownership thereof) or any assets of the Company or any of its subsidiaries or Affiliates, (ii) any tender or exchange offer, merger or other business combination involving the Company or any of its subsidiaries or Affiliates, (iii) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Company or any of its subsidiaries or Affiliates, or (iv) any “solicitation” of “proxies” (as such terms are used in the proxy rules of the SEC) or consents to vote any voting securities of the Company or any of its Affiliates; (b) join a “group” (as defined under the under the Exchange Act) with respect to the Company or any of its Affiliates to effect or seek, offer or propose to effect any of the actions specified in (a) above; or (c), except with respect to the transactions contemplated by this Agreement, take any action that would require the Company or any of its Affiliates to make a public announcement regarding any of the types of matters set forth in (a) above.

5.5                                 Required Consents, Approvals and Waivers.

(a)                                  The Buyer shall file, as soon as practicable after the date of this Agreement, all material notices, reports and other documents, and shall use its commercially reasonable efforts to obtain any consents, approvals or waivers required with respect to the transactions contemplated by this Agreement.  The Buyer shall submit promptly any additional information requested by any such Governmental Body, and shall cooperate in any investigations or inquiries conducted by any such Governmental Body with respect to any notices, reports or other documents filed with such Governmental Body in connection with the transactions contemplated by this Agreement.

(b)           The Seller shall file, or use its best efforts to cause the Company to file, as soon as practicable after the date of this Agreement, all material notices, reports and other documents, and shall use its commercially reasonable efforts to obtain, or to cause the Company to obtain any consents, approvals, or waivers required with respect to the transactions contemplated by this Agreement.  The Seller shall, and shall use its best efforts to cause the Company to, submit promptly any additional information requested by any Governmental Body or Beverage Authority, and shall cooperate and shall use its best efforts to cause the Company to cooperate, in any investigations or inquiries conducted by any Governmental Body or Beverage Authority with respect to any notices, reports or other documents filed with such Governmental Body or Beverage Authority in connection with the transactions contemplated by this Agreement.

(c)                                  Except as provided hereunder, the Seller shall not (i) sell, assign or otherwise dispose of, or pledge or subject to an Encumbrance, any of the Shares; (ii) grant any proxies or powers of attorney, deposit any securities of the Company into a voting trust or enter into a voting agreement with respect to any securities of the Company, or any interest in any of the Shares; or (iii) agree to do any of the foregoing.

(d)                                 Neither party shall take any action that would make any representation or warranty made by it herein untrue or incorrect.

(e)                                  Without limitation of its other obligations under this Agreement, the Seller shall use its commercially reasonable efforts to fulfill the conditions precedent to the Buyer’s obligations hereunder.

5.6                                 Cooperation.  The parties shall cooperate, and use their commercially reasonable efforts, in obtaining any and all consents or approvals required to effect the transactions contemplated by this Agreement.  The parties shall file any information and documents that are required to be filed under the HSR Act and any other filings required under any other state or foreign antitrust law as promptly as practicable after the date of this Agreement and at such other times as such items are required to be filed, if any.  The parties hereby agree to (i) cooperate with each other in connection with such HSR Act filings and other required antitrust filings, which cooperation shall include furnishing the other with any information or documents that may be reasonably required in connection with such filings; (ii) promptly file, after any request by the Federal Trade Commission (“FTC”) or the Department of Justice (“DOJ”) and after appropriate negotiation with the FTC or DOJ of the scope of such request, any information or documents requested by the FTC or DOJ; (iii) promptly file any additional information requested by any other foreign antitrust or regulatory authority or Governmental Body, (iv) furnish each other with any correspondence from or to, and notify each other of any other communications with, the FTC or DOJ or any other foreign antitrust or regulatory authority or Governmental Body that relate to the transactions contemplated by this Agreement, and to the extent practicable, to permit each other to participate in any conferences with the FTC or DOJ or any other foreign antitrust or regulatory authority or Governmental Body, (v) the Parties shall use their commercially reasonable efforts to obtain early termination of the applicable waiting period, to the extent required, with the applicable regulatory authorities, including under the HSR Act and other foreign antitrust laws; and (vi) the parties will consult and cooperate with one another, and consider in good faith the presentations, memoranda, briefs, arguments, opinions and proposals made or submitted on behalf of any party hereto in connection with the transactions contemplated by this Agreement.

The parties shall (A) give each other prompt notice of the commencement of any action, suit, litigation, arbitration, proceeding or investigation (“Governmental Proceeding”) by or before any court or Governmental Body with respect to the transactions contemplated by this Agreement, and (B) keep each other informed as to the status of any such Governmental Proceeding.

5.7                                 Further Assurances.  The parties shall execute and deliver such other instruments and do and perform such other acts and things (including, without limitation, taking all actions reasonably necessary, proper or advisable to seek and obtain any and all consents, approvals, authorizations, permits, waivers and licenses of any Governmental Body) as may be necessary or desirable to consummate the transactions contemplated by this Agreement.  Without limiting the generality of the foregoing and with respect to the Buyer subject to the satisfaction of the condition set forth in Section 6.1.1, the parties agree to use their commercially reasonable efforts to cause the Closing to occur. The Seller shall not vote any of the Shares owned or held by it or with respect to which the Seller has voting power, whether by written consent or otherwise, to delay, impair, impede, hinder or prevent the consummation of the transactions contemplated hereby.

5.8                                 Business with the Company.

(a)                                  During the period from the date of this Agreement until the Closing Date, the Seller shall use its commercially reasonable efforts to cause the Company to operate the Business in the usual and ordinary course of business consistent with past practice and to preserve the goodwill of the Business and keep intact the Company’s relationships with customers, employees, suppliers and others having business relationships with the Company.

(b)                                 During the period from the date of this Agreement until the Closing Date, neither the Seller nor any of its Affiliates shall (i) purchase any assets from the Company or any of its Affiliates or incur any new agreements, arrangements or understandings with the Company or any of its Affiliates with respect to any Indebtedness, or (ii) enter into any other contracts, arrangements or understandings with the Company or any of its Affiliates, in each case without the prior written consent of the Buyer.

5.9                                 Non-Solicitation.  The Seller covenants and agrees with the Buyer that, during the period from the date of this Agreement until the second (2nd) anniversary of the Closing Date, the Seller will not, directly or indirectly, hire or attempt to hire, or influence the possible hiring by a third party of, any person who is an employee of the Company, in each case without first seeking and obtaining the Buyer’s prior written authorization; provided, however, that the foregoing provision will not prevent the Seller from employing any such person who (a) contacts the Seller on his or her own initiative without any direct solicitation by or encouragement from the Seller or (b) responds to an advertisement or other general solicitation for employment that is not directed at the Company.

5.10                           Exclusivity.  The Seller will, and will cause each of its officers, directors, representatives and advisors (collectively “Representatives”) to, deal exclusively and in good faith with the Buyer or its permitted assigns with respect to the transactions contemplated by this Agreement and will not, and will cause each of its Representatives not to, directly or indirectly, solicit, initiate, seek, entertain, knowingly encourage, knowingly facilitate or support any inquiry, proposal or offer from, furnish any information to, or participate in any discussions or negotiations with, any person other than the Buyer or its successors or assigns or their respective representatives with respect to a sale by Seller of all or any portion of the Shares or any other sale or issuance of a material portion of the capital stock or assets of the Company, whether by merger, consolidation, recapitalization, restructuring or otherwise or enter into an agreement with any such other person concerning such a transaction (each a “Competing Proposal”), in each case without a written waiver by the Buyer of its rights under this Section 5.10.

5.11                           Notice of Board Approval.  Promptly following the approval of its Board of Directors of the consummation of the transactions contemplated by this Agreement, the Buyer shall provide notice by facsimile to the Seller of such action.

5.12                           Repayment of Indebtedness owed by the Company.  Subject to Closing taking place, the Buyer shall use its commercially reasonable efforts to have the Company repay to the Seller and its Affiliates any and all Indebtedness owed by the Company to the Seller or any of its Affiliates within sixty (60) days from the Closing Date.

5.13                           Repayment of Indebtedness owed to the Company.  Subject to Closing taking place, the Seller and its Affiliates shall repay to the Company and its Affiliates any and all Indebtedness owed to the Company or its Affiliates by the Seller or any of its Affiliates within sixty (60) days from the Closing Date.

6.                                       Conditions to the Closing.

6.1                                 Conditions to the Buyer’s Obligations at the Closing.  The Buyer’s obligation to purchase the Shares at the Closing is subject to the satisfaction (or waiver by the Buyer), on or prior to the Closing, of the following conditions:

6.1.1                        Buyer Board Approval.  The Board of Directors of the Buyer shall have duly approved the consummation of the transactions contemplated by this Agreement; provided that this condition shall be deemed irrevocably satisfied upon the Buyer’s delivery of notice of such approval in accordance with Section 5.11.

6.1.2                        Due Diligence Review.  The Buyer shall have completed its review of, and its other due diligence investigations with respect to, the business, operations, results of operations, assets, properties, prospects and condition (financial and otherwise) of the Company and shall not have identified any matter or matters that, individually or in the aggregate, could reasonably be considered to have had, or could reasonably be expected to have, a material adverse effect on the business, operations, results of operations, assets, properties, prospects or condition (financial or otherwise) of the Company.

6.1.3                        No Material Adverse Change.  Since September 30, 2004, there shall not have occurred any fact, event or circumstance that has had, or could reasonably be expected to have, a material adverse effect on the business, assets, operations, properties, results of operations or condition (financial or otherwise) of the Company, other than effects resulting directly and primarily from changes (a) relating to the Company’s industry in general, which effects do not and could not reasonably be expected to have a materially disproportionate effect on the Company, relative to other persons in the same industry, (b) resulting from the announcement of the transactions contemplated by this Agreement or (c) resulting from the execution of this Agreement or the consummation of the transactions contemplated hereby.

6.1.4                        Representations and Warranties True.  The representations and warranties of the Seller set forth in Section 4 hereof shall be true and correct in all material respects (if not qualified by materiality) and in all respects (if qualified by materiality) (i) as of the date hereof and (ii) as of the Closing Date as if made on such date (provided that in the cases of clauses (i) and (ii), any such representation and warranty made as of a specific date shall be true and correct in all material respects (if not qualified by materiality) and in all respects (if qualified by materiality) on and as of such specific date).

6.1.5                        Performance of Obligations.  The Seller shall have performed in all material respects all covenants and obligations herein required to be performed or observed by it on or prior to the Closing.

6.1.6                        Consents, Approvals, and Waivers.  On or prior to the Closing Date, the Seller and the Company shall have filed any required material notices and other documents and obtained any and all material consents, approvals, authorizations, permits, licenses and waivers reasonably required to be obtained by the Seller or the Company in connection with the consummation of the transactions contemplated by this Agreement or any change in control of the Company resulting from the transactions contemplated by this Agreement, including, without limitation, any required consent of the Company’s lenders to a change in control of the Company required pursuant to that certain Amended and Restated Credit Agreement dated as of October 19, 2001, as amended, by and among the Company and the lenders named therein, and SouthTrust Bank, as Administrative Agent and Funding Agent.

6.1.7                        HSR and Applicable Foreign Antitrust Law Compliance.  Any waiting periods applicable to the transactions contemplated by this Agreement under the HSR Act and other applicable antitrust or trade regulation laws and regulations shall have expired or been terminated and all governmental authorizations or approvals required to consummate the transactions contemplated by this Agreement shall have been obtained or given.

6.1.8                        Absence of Restraint.  No order to restrain, enjoin or otherwise prevent the consummation of the transactions contemplated hereby shall have been entered by any court or Governmental Body and not rescinded or overturned.  No litigation instituted by any Governmental Body or any other person or entity other than a party hereto shall be pending to restrain or invalidate any material part of the transactions contemplated by this Agreement; provided that this condition shall not apply to Stockholder Suits, which are the subject of Section 6.1.10.

6.1.9                        Company Board Approval.  The Board of Directors of the Company shall have duly approved the consummation of the transactions contemplated by this Agreement and not withdrawn or revoked such approval.

6.1.10                  No Stockholder Action.  No material action brought by a stockholder of the Company in its own name or in the name of the Company which seeks a remedy (in law or equity) as a result of or otherwise in connection with this Agreement or the transactions contemplated hereby (a “Stockholder Suit”) shall be pending.

6.2                                 Conditions to Obligations of the Seller.  The obligation of the Sellers to sell the Shares at the Closing is subject to the satisfaction (or waiver by the Seller), on or prior to the Closing, of the following conditions:

6.2.1                        Representations and Warranties True.  The representations and warranties of the Buyer set forth in Section 3 hereof shall be true and correct in all material respects (if not qualified by materiality) and in all respects (if qualified by materiality) (i) as of the date hereof and (ii) as of the Closing Date as if made on such date (provided that in the cases of clauses (i) and (ii), any such representation and warranty made as of a specific date shall be true and correct in all material respects (if not qualified by materiality) and in all respects (if qualified by materiality) on and as of such specific date).

6.2.2                        Performance of Obligations.  The Buyer shall have performed in all material respects all covenants and obligations herein required to be performed or observed by it on or prior to the Closing.

6.2.3                        Consents, Approvals, and Waivers.  On or prior to the Closing Date, the Buyer shall have filed any required material notices and other documents and obtained any and all material consents, approvals, authorizations, permits and waivers reasonably required to be obtained by the Buyer in connection with the consummation of the transactions contemplated by this Agreement.

6.2.4                        Absence of Restraint.  No order to restrain, enjoin or otherwise prevent the consummation of the transactions contemplated hereby shall have been entered by any court or Governmental Body and not rescinded or overturned.  No litigation instituted by any Governmental Body or any other person or entity other than a party hereto shall be pending to restrain or invalidate any material part of the transactions contemplated by this Agreement; provided that this condition shall not apply to Stockholder Suits, which are the subject of Section 6.2.6.

6.2.5                        HSR and Applicable Foreign Antitrust Law Compliance.  Any waiting periods applicable to the transactions contemplated by this Agreement under the HSR Act and other applicable antitrust or trade regulation laws and regulations shall have expired or been terminated and all governmental authorizations or approvals required to consummate the transactions contemplated by this Agreement shall have been obtained or given.

6.2.6                        No Stockholder Action Against the Seller.  There shall not be pending against the Seller any Stockholder Suit.

7.                                       Termination.

7.1                                 Termination.  The obligations of the parties contained herein relating to the sale and purchase of the Shares may be terminated at any time prior to the Closing Date as follows:

7.1.1                        By the Buyer or the Seller if the Closing shall not have occurred on or before July 31, 2005 (which date shall be extended at the election of the Buyer on one or more occasions to a date not later than September 30, 2005 if the Closing shall not have occurred as a result of one or more of the conditions set forth in Section 6.1.6, 6.1.7 or 6.1.9 not having been satisfied); provided, however, that the right to terminate this Agreement pursuant to this Section 7.1.1 shall not be available to any party whose breach has proximately caused the failure of the Closing to occur on or before such date.

7.1.2                        By mutual agreement of the Buyer and the Seller.

7.1.3                        By the Seller if it has not received notice on or before June 6, 2005 that the Buyer’s Board of Directors has approved the consummation of the transactions contemplated by this Agreement.

7.1.4                        By either the Buyer or the Seller if any court or Governmental Body shall have issued an injunction, order or decree (a “Restraint”) or taken any other action permanently enjoining, restraining or otherwise preventing the consummation of the transactions contemplated by this Agreement and such Restraint or other action shall become final and non-appealable, provided the party seeking to terminate this Agreement shall have used its best efforts to prevent entry of and to remove such Restraint.

7.1.5                        By the Buyer if the Seller shall have breached or failed to perform in any material respect any representation, warranty, covenant or agreement contained in this Agreement and the Seller shall not have cured such breach or failure within five (5) Business Days following notification thereof by the Buyer.

7.1.6                        By the Seller if the Buyer shall have breached or failed to perform in any material respect any representation, warranty, covenant or agreement contained in this Agreement and the Buyer shall not have cured such breach or failure within five (5) Business Days following notification thereof by the Seller.

For purposes of this Agreement, the term “Business Day” shall mean each weekday other than any day on which banking institutions are required to be closed under the laws of England.

7.2                                 Effect of Termination.  Except as otherwise provided in this Section 7.2 or in Section 7.3 below, in the event of the termination of this Agreement pursuant to Section 7.1, this Agreement shall become void and have no effect, and neither party hereto shall have any liability to the other party hereto or their respective officers, directors and Affiliates.  Notwithstanding anything in this Agreement to the contrary, the provisions of Sections 5.2 (Confidentiality), 5.3 (Disclosure), this 7.2, 7.3 (Termination Fee), 8 (Fees and Expenses) and 10 (Miscellaneous) shall survive termination of this Agreement and nothing in this Section 7.2 shall relieve any party to this

Agreement of liability for willful or intentional breach of any covenant or agreement of such party contained in this Agreement.

7.3                                 Termination Fee.  If the Buyer fails to proceed to Closing due to a matter or matters identified during its due diligence investigations of the Company, and such matter or matters, individually or in the aggregate, could not reasonably be considered to have had, or could not reasonably be expected to have, a material adverse effect on the business, operations, results of operations, assets, properties, prospects or condition (financial or otherwise) of the Company (a “Termination Fee Event”), the Buyer shall pay to the Seller within five (5) Business Days of receipt of a written demand from the Seller a termination fee in an amount equal to $10,000,000.  Subject to payment thereof in compliance with the terms of this Section, payment of such fee shall be the exclusive remedy of the Seller in the event Closing does not take place as a result of a Termination Fee Event.

8.                                       Fees and Expenses.  All costs and expenses incurred in connection with this Agreement and the consummation of the transactions contemplated hereby shall be paid by the party incurring such expenses.

9.                                       Indemnification; Remedies

9.1                                 Survival; Right to Indemnification Not Affected by Knowledge.  All representations and warranties contained in this Agreement shall survive the Closing for a period of twenty-four (24) months, except that the representations and warranties set forth in Section 4.1, 4.2, 4.3, 4.4 and 4.5 shall survive the Closing indefinitely.  The covenants and obligations contained in this Agreement shall survive the Closing indefinitely, except where expressly limited in time.  The right of any party (the “Claiming Party”) to claim indemnification, payment of Damages (as defined below) or other remedy based on such representations, warranties, covenants and obligations will not be affected by any investigation conducted by the Claiming Party at any time, whether before or after the execution and delivery of this Agreement or the Closing Date.

9.2                                 Indemnification and Payment of Damages by Seller.  The Seller will indemnify and hold harmless the Buyer and its directors, officers, representatives, stockholders, controlling persons and Affiliates (collectively, the “Buyer Indemnified Persons”) for, and will pay to the Buyer Indemnified Persons the amount of, any loss, liability, claim, damage (including, without limitation, incidental and consequential damages), expense (including, without limitation, costs of investigation and defense and reasonable attorneys’ fees) or diminution of value, whether or not involving a third-party claim (collectively, “Damages”), arising, directly or indirectly, from or in connection with:

9.2.1                        any breach of any representation or warranty made by the Seller in this Agreement;

9.2.2                        any breach by the Seller of any covenant or obligation of the Seller in this Agreement; or

9.2.3                        any claim by any person for brokerage or finder’s fees or commissions or similar payments based upon any agreement or understanding alleged to have been made by any such person with the Seller in connection with the transactions contemplated hereby.

The remedies provided in this Section 9.2 shall be exclusive of and shall limit any and all other remedies that may be available to the Buyer Indemnified Persons.

9.3                                 Indemnification and Payment of Damages by the Buyer.  The Buyer will indemnify and hold harmless the Seller and its directors, officers, representatives, stockholders, controlling persons and Affiliates (collectively “Seller Indemnified Persons”), and will pay to the Seller Indemnified Persons the amount of any Damages arising, directly or indirectly, from or in connection with

9.3.1                        any breach of any representation or warranty made by Buyer in this Agreement,

9.3.2                        any breach by the Buyer of any covenant or obligation of the Buyer in this Agreement, or

9.3.3                        any claim by any person for brokerage or finder’s fees or commissions or similar payments based upon any agreement or understanding alleged to have been made by such person with the Buyer in connection with the contemplated transactions.

The remedies provided in this Section 9.3 shall be exclusive of and shall limit any and all other remedies that may be available to the Seller Indemnified Persons.

9.4                                 Procedure for Indemnification – Third Party Claims.

9.4.1                        Promptly after receipt by an indemnified party of a notice of the commencement of any legal proceeding against it, such indemnified party will, if a claim is to be made against an indemnifying party, give notice to the indemnifying party of the commencement of such claim, but the failure to timely notify the indemnifying party will not relieve the indemnifying party of any liability that it may have to any indemnified party, except to the extent that the indemnifying party demonstrates that the defense of such action is prejudiced by the indemnifying party’s failure to give such notice.

9.4.2                        If any legal proceeding is brought against an indemnified party and it gives notice to the indemnifying party of the commencement of such legal proceeding, the indemnifying party will be entitled, to the extent that it wishes (unless the indemnifying party is also a party to such legal proceeding and the indemnified party determines in good faith that joint representation would be inappropriate), to assume the defense of such legal proceeding with counsel reasonably satisfactory to the indemnified party and, after notice from the indemnifying party to the indemnified party of its election to assume the defense of such legal proceeding, the indemnifying party will not, as long as the indemnifying party diligently conducts such defense, be liable to the indemnified party under this Section 9 for any fees of other counsel or any other expenses with respect to the defense of such legal proceeding, in each case subsequently incurred by the indemnified party in connection with the defense of such legal proceeding.  If the indemnifying party assumes the defense of a legal proceeding, (i) it will be conclusively established for purposes of this Agreement that the claims made in that legal proceeding are within the scope of and subject to indemnification; and (ii) no compromise or settlement of such claims may be effected by the indemnifying party without the indemnified party’s consent (such consent not to be unreasonably withheld or delayed) unless (A) there is no finding or admission of any violation by the indemnified party of any federal, state, local, municipal, foreign, international or other administrative order, constitution, law, ordinance, principle of common law, regulation, statute or treaty (“Legal Requirements”) or any violation by the indemnified party of the rights of any person and no effect on any other claims that may be made against the indemnified party, and (B) the sole relief provided is monetary damages that are paid in full by the indemnifying party.  If notice is given to an indemnifying party of the commencement of any legal proceeding and the indemnifying party does not, within ten (10) Business Days after the indemnified party’s notice is given, give notice to the indemnified party of its election to assume the defense of such legal proceeding, the indemnifying party will be bound by any determination made in such legal proceeding or any compromise or settlement effected in good faith by the indemnified party.

9.4.3                        Notwithstanding the foregoing, if an indemnified party determines in good faith that there is a reasonable probability that a legal proceeding may adversely affect it or its Affiliates other than as a result of monetary damages for which it would be entitled to indemnification under this Agreement, the indemnified party may, by notice to the indemnifying party, assume the exclusive right to defend, compromise, or settle such legal proceeding, but the indemnifying party will not be liable to the indemnified party under this Section 9 for any fees of counsel for the indemnified party or any other expenses with respect to the defense of such legal proceeding and will not be bound by any determination of a legal proceeding so defended or any compromise or settlement effected without its consent (which may not be unreasonably withheld).

9.5                                 Procedure for Indemnification – Other Claims.  A claim for indemnification for any matter not involving a third-party claim may be asserted by notice to the party from whom indemnification is sought.

10.                                 Miscellaneous.

10.1                           Notices.  All notices, requests, consents and other communications hereunder shall be in writing, shall be mailed by first-class registered or certified airmail, postage prepaid or nationally recognized overnight express courier, or by facsimile, and shall be deemed given on the date that receipt is confirmed in the case of overnight courier or facsimile or three (3) Business Days after mailing in the case of airmail and shall be delivered as follows:

if to the Buyer, to:

V&S Vin & Sprit AB

SE 117 97

Arstaangsvagen 19A

Stockholm, Sweden

Attn:  Mikael Spangberg

Facsimile:  +46 819 45 25

with a copy (which shall not constitute notice) to:

McDermott Will & Emery LLP

600 13th Street N.W.

Washington, D.C. 20005-3096

United States of America

Attn:  Karen A. Dewis, Esq.

Facsimile:  +1 202 756 8087

if to the Seller, to:

Angostura Limited

Corner Eastern Main Road and Trinity Avenue

Laventille, Trinidad & Tobago

Attn:  (i) Executive Chairman and (ii) Group Company Secretary

Facsimile:  +1 868 683 0777

with a copy (which shall not constitute notice) to:

Sokolow, Carreras & Associés
55 avenue Kléber

75116 Paris

France

Attn:  Neil A. Robertson, Esq.

Facsimile:  +33 1 53 65 70 50

10.2                           Adjustments.  In the event of any change in the Common Stock by reason of a stock dividend, split-up, recapitalization, combination, conversion, exchange of shares or other similar change in the corporate or capital structure of the Company, the type and number of shares or securities subject to various provisions of this Agreement (and the per share price of such shares or securities) shall be adjusted appropriately, so that the Buyer’s and the Seller’s rights under this Agreement shall be preserved as nearly as practicable.

10.3                           Assignability and Enforceability.  This Agreement shall be binding on and enforceable by the parties and their respective successors and permitted assigns.  The Buyer may assign its rights but not its obligations under this Agreement to Absolut Spirits Company Inc. or any other wholly-owned subsidiary of the Buyer at any time.  Except as provided in the preceding sentence, no party may assign or delegate any of its rights, benefits, obligations or duties under this Agreement to any person or entity without the prior written consent of the other party hereto.

10.4                           Amendments and Waivers.  No amendment or waiver of any provision of this Agreement shall be binding on any party unless consented to in writing by such party.  No waiver of any provision of this Agreement shall be construed as a waiver of any other provision nor shall any waiver constitute a continuing waiver unless otherwise expressly provided.  No provision of this Agreement shall be deemed waived by a course of conduct, including, without limitation, the act of Closing, unless such waiver is in writing signed by all parties and stating specifically that it was intended to modify this Agreement.

10.5                           Entire Agreement.  This Agreement, including, without limitation, the Schedules and Exhibits and any agreements or documents referred to herein constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether written or oral, with respect to such subject matter.  There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, collateral or otherwise, relating to the subject matter hereof except as provided herein (including, without limitation, the Schedules and Exhibits).

10.6                           Headings.  The headings of the various sections of this Agreement have been inserted for convenience of reference only and shall not be deemed to be part of this Agreement.

10.7                           Severability.  In case any provision contained in this Agreement should be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

10.8                           Governing Law.  Regardless of any conflict of law or choice of law principles that might otherwise apply, the parties agree that this Agreement shall be governed by and construed in all respects in accordance with the laws of England and Wales.  The parties agree and acknowledge that England has a reasonable relationship to the parties and this Agreement.  The parties hereto hereby (a) submit to the exclusive jurisdiction of the courts of England to settle any disputes which may arise in connection with this Agreement, and (b) irrevocably waive, and agree not to object by way of motion, defense, or otherwise, in any such dispute, any claim that such party is not subject personally to the jurisdiction of the courts of England, that its property is exempt or immune from attachment or execution, that the dispute is brought in an inconvenient forum, that the venue of the dispute is improper, or that this Agreement may not be enforced in or by the courts of England.  The parties further consent generally in respect of any proceedings arising out of or in connection with this Agreement to the giving of any relief or the issue of any process in connection with such proceedings, including without limitation the making, enforcement or execution against any property or assets whatsoever anywhere in the world of any order or judgment which may be made or given in such proceedings.

10.9                           Process Agents.

(a)                                  The Buyer appoints McDermott Will & Emery, 7 Bishopsgate, London EC2N 3AR, England, as its process agent to receive on its behalf service of process in any proceedings. Service upon the process agent shall be good service upon the Buyer whether or not it is forwarded to and received by the Buyer. If for any reason the process agent ceases to be able to act as process agent, or no longer has an address in England, the Buyer irrevocably agrees to appoint a substitute process agent with an address in England acceptable to the Seller and to deliver to the Seller a copy of the substitute process agent’s acceptance of that appointment within twenty (20) Business Days. In the event that the Buyer fails to appoint a substitute process agent, it shall be effective service for the Seller to serve the process upon the last known address in England of the last known process agent for the Buyer notified to the Seller, notwithstanding that such process agent is no longer found at such address or has ceased to act.

(b)                                 The Seller appoints Maclay, Murray & Spens, 10 Foster Lane, London EC2V 6HR, England, as its process agent to receive on its behalf service of process in any proceedings. Service upon the process agent shall be good service upon the Seller whether or not it is forwarded to and received by the Seller. If for any reason the process agent ceases to be able to act as process agent, or no longer has an address in England, the Seller irrevocably agrees to appoint a substitute process agent with an address in England acceptable to the Buyer and to deliver to the Buyer a copy of the substitute process agent’s acceptance of that appointment within twenty (20) Business Days. In the event that the Seller fails to appoint a substitute process agent, it shall be effective service for the Buyer to serve the process upon the last known address in England of the last known process agent for the Seller notified to the Buyer, notwithstanding that such process agent is no longer found at such address or has ceased to act.

10.10                     Sovereign Immunity.  The Buyer, with regard to the extent of any dispute arising out of this Agreement and solely for the benefit of the Seller, hereby waives any immunity against suit, or against the enforcement of any judgment rendered upon the conclusion thereof, which it may have as an agency of a foreign state.

10.11                     Construction.  The parties hereto agree that ambiguities in this Agreement, if any, shall not be construed strictly or in favor of or against any party hereto but rather shall be given a fair and reasonable construction without regard to the rule of construction that any ambiguity shall be resolved against the drafting party.

10.12                     Specific Performance.  The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  Accordingly, it is agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court in England, this being in addition to any other remedy to which they are entitled at law or in equity.

10.13                     Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall constitute an original, but all of which, when taken together, shall constitute but one instrument, and shall become effective when one or more counterparts have been signed by each party hereto and delivered (which deliveries may be made by telefax) to the other parties.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized representatives as of the day and year first above written.

V&S VIN & SPRIT AB (publ)

By:	/s/	Bengt Baron
Name:		Bengt Baron
Title:		CEO

ANGOSTURA LIMITED

By:	/s/ Lawrence A. Duprey
Lawrence A. Duprey
Executive Chairman

Schedule 3.3
Buyer Governmental Consents

1.                                       Issuance by all Beverage Authorities located in all jurisdictions in which the Company does business of any transfer approvals, licenses, permits or other approvals necessary to allow the Buyer to acquire the Shares.

Schedule 4.3
Seller Governmental Consents

1.                                       Issuance by all Beverage Authorities located in all jurisdictions in which the Company does business of any transfer approvals, licenses, permits or other approvals necessary to allow the Seller to sell, and the Buyer to acquire, the Shares.